EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                  Year Ended December 31,
                                             1993           1992           1991
Income from operations
  before income taxes                    $187,109,607   $117,325,703   $ 95,816,499
Add:
  Interest expense                         13,708,078      8,390,870      3,337,659
  Amortization of capitalized interest        715,247        715,247        715,247
  One-third of rental expense               1,427,271      1,124,600      1,075,076
    Earnings                             $202,960,203   $127,556,420   $100,944,481

Fixed charges:
  Interest expense                         13,708,078      8,390,870   $  3,337,659
  One-third of rental expense               1,427,271      1,124,600      1,075,076
    Fixed charges                        $ 15,135,349   $  9,515,470   $  4,412,735

Ratio of earnings to fixed charges              13.41          13.41          22.88

  For the purposes of computing these ratios, "earnings" consist of income before income taxes and before fixed charges (excluding interest capitalized, net of amortization); and "fixed charges" represent interest expense on indebtedness (including both amounts expensed and amounts capitalized) plus the portion of rental expense deemed to be the equivalent of interest.